SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 9)
Business Objects S.A.
(Name of Subject Company)
Business Objects S.A.
(Name of Person(s) Filing Statement)
Ordinary shares, €0.10 nominal value per share
American Depositary Shares, each representing One Ordinary Share
(Title of Class of Securities)

F12338 103
12328X 107
(CUSIP Number of Class of Securities)

David Kennedy
Senior Vice President, General Counsel and Corporate Secretary
c/o Business Objects Americas
3030 Orchard Parkway
San Jose, California 95134
(408) 953-6000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:
Larry W. Sonsini, Esq.
John T. Sheridan, Esq.
Michael S. Ringler, Esq.
Julia Reigel, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information.
Item 9. Materials to be Filed as Exhibits.
SIGNATURE
INDEX TO EXHIBITS

     This Amendment No. 9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on December 4, 2007 (as previously filed with the SEC and as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, the “Schedule 14D-9”), by Business Objects S.A., a société anonyme organized under the laws of the Republic of France (“Business Objects”), relating to the tender offer made by SAP France S.A., a société anonyme organized under the laws of the Republic of France (“SAP France”) and wholly-owned subsidiary of SAP AG, an Aktiengesellschaft organized under the laws of Germany (“SAP”), as set forth in a Tender Offer Statement on Schedule TO filed by SAP France, dated December 4, 2007, as amended, to purchase (i) all outstanding Ordinary Shares that are held by U.S. holders (within the meaning of Rule 14d-1(d) under the Exchange Act), at a price of €42.00 per Ordinary Share, without interest, net to the seller in cash, (ii) all outstanding ADSs, at a price in U.S. dollars equal to the equivalent of €42.00 per ADS (as determined using the euro foreign exchange reference rate published by the European Central Bank on or about 2:15 p.m. (CET) on the business day following the expiration of the U.S. Offer or the business day following each tender of ADSs during a subsequent offering period of the U.S. Offer, as the case may be), without interest, net to the seller in cash, (iii) all outstanding ORNANEs that are held by U.S. holders, at a price of €50.65 per ORNANE, without interest, net to the seller in cash, and (iv) all outstanding July 2003 Warrants, June 2004 Warrants, July 2005 Warrants, July 2006 Warrants and June 2007 Warrants that are held by U.S. holders, at a price of €22.55, €24.96, €18.87, €19.69 and €12.01 per Warrant, respectively, without interest, net to the seller in cash. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented with the following:
     On January 30, 2008, SAP France, SAP and Business Objects issued a joint press release announcing the expiration of the subsequent offering period. SAP France has accepted all Securities tendered in the U.S. Offer.
     Based upon a count by the receiving agent in the U.S. Offer, 2,323,359 ADSs were tendered during the subsequent offering period in the United States and have been accepted for payment. Additionally, SAP France acquired a total of 5,786,569 Shares through market purchases on Euronext pursuant to the decentralized part of the French Offer during the subsequent offering period. Together with the Shares, ADSs, ORNANEs and Warrants already held by SAP France, SAP France now holds an aggregate of 92.91% of the outstanding Shares (including Shares represented by ADSs), 99.76% of the outstanding ORNANEs and 100% of the outstanding Warrants. These Securities are owned directly by SAP France, which is a wholly owned subsidiary of SAP. SAP is indirect beneficial owner of the reported Securities. In addition to these Securities, SAP France will purchase the Securities tendered in the centralized part of the French Offer during the subsequent offering period once the Autorité des marchés financiers (“AMF”) determines the number of Securities that were validly tendered in the centralized part of the French Offer during the subsequent offering period. The AMF is expected to announce the final results of the French Offer on or about February 5, 2008.
     A copy of the joint press release is attached as Exhibit (a)(38) and is incorporated herein by this reference.
Item 9. Materials to be Filed as Exhibits.
     The following exhibit is filed herewith:

Exhibit
Number	Description
(a)(38)	Joint press release issued by SAP France, SAP AG and Business Objects on January 30, 2008. (incorporated by reference to Exhibit (a)(5)(xii) to the Schedule TO/A filed with the SEC by SAP France and SAP on January 30, 2008).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BUSINESS OBJECTS S.A.
/s/ James R. Tolonen
Dated: January 30, 2008	James R. Tolonen
Chief Financial Officer

INDEX TO EXHIBITS
     The following exhibits are filed herewith:

Exhibit
Number	Description
(a)(38)	Joint press release issued by SAP France, SAP AG and Business Objects on January 30, 2008. (incorporated by reference to Exhibit (a)(5)(xii) to the Schedule TO/A filed with the SEC by SAP France and SAP on January 30, 2008).